Exhibit 99.2

VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

MOUNTAIN PROVINCE DIAMONDS INC.

(the “Corporation”)

The Corporation reports that the following matters were voted upon by the Shareholders of the Corporation at the Annual General Meeting of the Corporation held at 1:00 p.m. on June 19, 2018 (the “Meeting”):

1.	The number of directors of the Corporation was set at six.

2.	The following directors were elected at the Meeting:

Jonathan Comerford

Bruce Dresner

Karen Goracke

Peeyush Varshney

Carl Verley

David Whittle

3.	KPMG LLP were re-appointed as auditor of the Corporation.